Exhibit 99.1

Kamada to Announce First Quarter 2026 Financial Results on May 13, 2026

Company to Host Conference Call at 8:30am ET

REHOVOT, Israel, and HOBOKEN, NJ – May 6, 2026 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field, today announced that it will release financial results for the first quarter ended March 31, 2026, prior to the open of the U.S. financial markets on Wednesday, May 13, 2026.

Kamada management will host an investment community conference call on Wednesday, May 13, 2026, at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the call by dialing 1-877-407-0792 (from within the U.S.), 1-809-406-247 (from Israel), or 1-201-689-8263 (International) using conference I.D. 13760232. The call will be webcast live on the internet at: https://viavid.webcasts.com/starthere.jsp?ei=1760803&tp_key=7219e3b56c.

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth of its commercial portfolio, including continued investment in the commercialization and life cycle management of its proprietary products, consisting of six FDA-approved specialty plasma-derived products: KEDRAB®, GLASSIA®, CYTOGAM®, VARIZIG®, WINRHO SDF® and HEPAGAM B®, as well as KAMRAB®, and two equine-based anti-snake venom products. Second, distribution of third parties' pharmaceutical products in Israel & the MENA region through in-licensing partnerships, including the launch of several biosimilar products in Israel. Third, the Company is ramping up its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three FDA-approved operating plasma collection centers in the United States, in Beaumont, Houston, and San Antonio, Texas. Fourth, the Company aims to secure new mergers and acquisitions, business development, in-licensing and/or collaboration opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term profitable growth. The Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com